news release

September 2, 2014

Radius Commences Drilling at Blue Hill Gold Project, Idaho

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has commenced a diamond drill operation on the Blue Hill Gold Project (the “Property”) in southeast Idaho.  Radius holds an option to earn a 70% interest in the Property from Otis Gold Corp., for cash payments of US$525,000 and incurring exploration expenditures on the Property totalling US$5,000,000 over a period of four years (see Radius news release of July 14th, 2014). This first phase drill program is expected to be completed within 30 to 50 days.

The Property hosts an epithermal hot-spring gold system in Cenozoic-aged volcanic and volcanosedimentary rocks, with surface and near-surface sinters assaying up to 2 ppm Au. The Cenozoic rocks overlie deeper Paleozoic quartzite and limestone and are interpreted as being structurally emplaced on the basement rocks. Two drill programs in the 1980s and 1990s tested the near surface sinters for bulk tonnage, low grade gold mineralization, but the potential for deeper high grade gold mineralization associated with a plumbing system to the sinters was not tested.

Radius has re-interpreted a 2008 CSAMT resistivity survey completed by Otis and has identified a number of resistivity anomalies its geophysicist believes are highly suggestive of structural feeder systems to the overlying hot-spring sinters. A 2000 m diamond drill program has been planned to test Radius’ geological model, targeting resistivity anomalies at the Cenozoic/Paleozoic interface or deeper in the Paleozoic rocks, and at depths greater than 75 m below the deepest previous drilling. A minimum of four 500 m drill holes are planned for the first phase program, with subsequent drilling to be undertaken if the initial program yields positive results.

Qualified Person

David Clark, M.Sc., P.Geo. (APEGBC), is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information contained in this news release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE COMPANY

Simon Ridgway,

President and CEO

Symbols: TSXV-RDU; OTCQB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may include certain “forward-looking information” within the meaning of Canadian securities legislation. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, "forecast", “expect”, "potential", "project", "target", "schedule", budget" and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions and includes the negatives thereof.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on a number of material factors and assumptions.  Important factors that could cause actual results to differ materially from the Company’s expectations include actual exploration and development results, changes in project parameters as plans continue to be refined, future metal prices, availability of capital and financing on acceptable terms, general economic, market or business conditions, uninsured risks, regulatory changes, delays or inability to receive required approvals,  and other exploration or other risks detailed herein and from time to time in the documents filed by the Company from time to time on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be other factors that cause such actions, events or results to differ materially from those anticipated.  There can be no assurance that forward-looking statements will prove to be accurate and accordingly readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the date of this news release.  The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.